Exhibit 5.1

[Hunton & Williams LLP Letterhead]

February 17, 2005

Innkeepers USA Trust

306 Royal Poinciana Way

Palm Beach, Florida 33480

Ladies and Gentlemen:

We have acted as counsel for Innkeepers USA Trust, a Maryland real estate investment trust (the “Company”), in connection with the offer and sale of 4,400,000 shares (5,060,000 shares if the underwriters’ over-allotment option is fully exercised) of the Company’s common shares of beneficial ownership, $0.01 par value per share (the “Common Shares”). The Common Shares will be issued in an underwritten public offering pursuant to the Company’s Registration Statement on Form S-3 (File No. 333-110982) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Registration Statement”), the prospectus dated December 17, 2003 contained therein and the prospectus supplement thereto dated February 15, 2005 (collectively, the “Prospectus”) and an Underwriting Agreement dated as of February 15, 2005 (the “Underwriting Agreement”) among the Company, Innkeepers USA Limited Partnership and Wachovia Capital Markets, LLC, as representative of the underwriters listed in Schedule I therein.

In connection therewith, we have relied upon, among other things, our examination of such documents, records of the Company and certificates of its officers and public officials, as we have deemed necessary for purposes of the opinions expressed below. In our examination of the foregoing, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies.

The opinions set forth in this letter are based upon and are limited solely to the laws of the State of Maryland, and we express no opinion herein concerning the laws of any other jurisdiction.

Based upon the foregoing, and having regard for such legal considerations as we have deemed relevant, we are of the opinion that:

(i)	The Company is a real estate investment trust duly formed and existing under and by virtue of the laws of the State of Maryland and is in good standing with the State Department of Assessments and Taxation of the State of Maryland; and

(ii)	The issuance of the Common Shares has been duly authorized and, when and to the extent issued and delivered against payment pursuant to the Underwriting Agreement, the Common Shares will be validly issued, fully paid and nonassessable.

This opinion is being furnished to you for your submission to the Commission as an exhibit to the report filed on Form 8-K, to be filed by the Company with the Commission on or about the date hereof (the “8-K”). We hereby consent to the filing of this opinion as an exhibit to the 8-K and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

/s/ Hunton & Williams LLP